UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Absolute Software Corporation

B.	(1)	This is

		☒	an original filing for the Filer.

		☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9). ☐

(3)

A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202. When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) on the cover page of the Form F-X.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Absolute Software Corporation

Form type:	Registration Statement on Form F-10

File number (if known):	333-249661

Filed by:	Absolute Software Corporation

Date filed (if filed concurrently, so indicate):	October 26, 2020, filed concurrently herewith

D.

The Filer is incorporated or organized under the laws of Province of British Columbia, Canada and has its principal place of business at Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1K8, Canada, telephone number: (604) 730-9851.

E.

The Filer designates and appoints C T Corporation System (“Agent”) located at 1015 15th Street N.W., Suite 1000, Washington, D.C. 20005 telephone number (202) 572-3100, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the U.S. Securities and Exchange Commission (the “Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 filed on October 26, 2020 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form F-X, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Country of Canada on October 26, 2020.

ABSOLUTE SOFTWARE CORPORATION

By:	/s/ Christy Wyatt
Name:	Christy Wyatt
Title:	President and Chief Executive Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

C T Corporation System
(as Agent for Service of Process)

By:	/s/ Scott White
Name:	Scott White
Title:	Assistant Secretary
Date:	October 26, 2020